1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 12, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR THE 2009 SECOND EXTRAORDINARY GENERAL MEETING
TO BE HELD ON WEDNESDAY, 30 DECEMBER 2009

No. of shares to which this Proxy Form relates (Note 1)
Type of shares (A Shares or H Shares) to which this Proxy Form relates (Note 2)

I/We(Note 3) ____________________________________________________________________________________________________________________
of________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 4)or ______________________________________________________ of _____________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the 2009 Second Extraordinary General Meeting of the Company to be held at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Wednesday, 30 December 2009 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of 2009 Second Extraordinary General Meeting and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	For(Note 5)	Against(Note 5)	Abstain(Note 5)
1.	To approve the renewal of the Mutual Supply Agreement and the proposed annual caps thereunder for the three years ending 31 December 2012.
2.

To approve the renewal of the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the proposed annual caps thereunder for the three years ending 31 December 2012.

3.	To approve the renewal of the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed annual caps thereunder for the three years ending 31 December 2012.
4.	To approve the renewal of the Long Term Agreement for Sale and Purchase of Alumina and the proposed annual caps thereunder for the three years ending 31 December 2012.

Dated this __________________ day of __________________ 2009	Signature(s)(Note 6): ____________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (A Shares or H Shares) to which the proxy form relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded for the pupose of calculating the results of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the 2009 Second Extraordinary General Meeting other than those referred to in the notice convening the 2009 Second Extraordinary General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other individual with the power of attorney to duly authorized to sign for you. If this form of proxy is signed by an individual with the power of attorney, the power of attorney authorizing that attorney to sign or any other relevant document of authorization must be notarially certified.

7.

Where there are joint registered holders of any share, any one of the joint registered holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto. If more than one of such joint holders is present at the Meeting, either personally or by proxy, then the person present whose name appears first on the register, or the proxy representing the person whose name appears first on the register, in respect of such share shall alone be entitled to vote in respect thereof.

8.

In order to be valid, for the holders of A Shares, this form of proxy, together with the notarially certified power of attorney or other document of authorization, must be delivered to: Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the designated time of the Meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to: Hong Kong Registrars Limited, Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, within the same period.

9.	The description of the resolutions is a summary only. The full text appears in the Notice of 2009 Second Extraordinary General Meeting.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary